FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 29, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic strikes licensing deal with Centrebet

Centrebet to launch at least 10 online slot games under multi-year agreement

July 29, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global designer of branded online betting games and casino hosting software, announces that Centrebet, a leading international online betting and gaming company, has become the latest licensee for the company’s suite of compelling online casino games.

Under the terms of a multi-year agreement, Centrebet will launch at least ten of CryptoLogic’s most popular branded and non branded slot games, on its website, http://centrebet.com/. Games are expected to go live in the third and fourth quarters of 2009.

These games have a proven track record of generating significant recurring monthly licensing revenues due to their rich content and compelling user experience. CryptoLogic will derive revenues based on wagers placed by Centrebet’s customers. The games are being deployed through Orbis Technology, a global platform solutions provider to the betting industry.

The agreement is in line with CryptoLogic’s “build-once-license-often” business strategy to return to profitability and growth. It takes the total number of CryptoLogic licensees to 24.

Justin Thouin, CryptoLogic's Vice President, said: “This deal with Centrebet maintains the strong momentum to establish CryptoLogic as the gaming partner of choice for the world’s internet gaming operators and in particular strengthens our leadership in slot games.”

Centrebet commenced operations in 1992 and in 1996 was the first licensed bookmaker in the southern hemisphere to offer online sports betting. It has since grown to become a leading international online betting and gaming company and currently offer up to 4,000 international sports and horse racing markets per week, plus a growing list of state-of-the-art online poker and casino products.

Luke Brill, Head of Marketing at Centrebet, commented: “We are delighted to have signed this agreement with CryptoLogic who are known to be one of the best and the most innovative providers of gaming content in the world. We are confident this collaboration will heighten our customers gaming experience and will help expand our casino offering.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet with award winning games featuring some of the world’s most famous action and entertainment characters. Its licensees include many of the world’s best known Internet gaming brands including the “big four” international operators. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Centrebet ( http://centrebet.com)

Centrebet commenced operations in 1992 and in 1996 was the first licensed bookmaker in the Southern Hemisphere to offer online sports betting. Centrebet is now a leading International online wagering and gaming operator offering fixed odds betting on a wide variety of Australian and International sporting, racing, entertainment and political events, as well as online poker and casino products. Online poker and casino products are not offered to Australian residents due to regulatory considerations.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Kyla Thoms, ext 237 kthoms@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.